Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES THIRD QUARTER 2007 RESULTS
-- Work Plan Increasing Sales, Accelerating Return to Profitability -

TEL-AVIV, Israel - October 29, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced financial results for the third quarter and nine-month period ended September 30, 2007.

Financial Results for the Third Quarter

Revenues for the third quarter of 2007 were $3.0 million, a 27% increase compared with revenues of approximately $2.4 million recorded in the second quarter of 2007. Revenues for the third quarter of 2006 were $6.7 million.

On the basis of U.S. generally accepted accounted principles (GAAP), the period’s net loss was $)2.4) million, or $)0.14( per ordinary share (basic and diluted), a 32% improvement compared to a net loss of $)3.5( million, or $)0.21( per ordinary share (basic and diluted), for the second quarter of 2007. Net income for the third quarter of 2006 was $570,000, or $0.04 per ordinary basic share ($0.03 per ordinary diluted share).

Net loss for the third quarter of 2007 included non-cash share-based compensation expense of $159,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation. Net loss for the second quarter of 2007 included non-cash share-based compensation expense of $138,000, and net income for the third quarter of 2006 included a non-cash share-based compensation expense of $131,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the third quarter of 2007 was $(2.2( million, or $)0.13( per ordinary share (basic and diluted), a 34% improvement compared to the non-GAAP loss of $(3.3) million, or $(0.20) per ordinary share (basic and diluted) recorded in the second quarter of 2007. Non-GAAP net income for the third quarter of 2006 was $701,000, or $0.04 per ordinary share (basic and diluted).

Financial Results for the First Nine Months

Revenues for the first nine months of 2007 were $8.6 million compared to $17.5 million for the parallel period of 2006. On the basis of U.S. generally accepted accounted principles (GAAP), the Company’s net loss for the period was $)8.6( million, or $)0.53( per ordinary share (basic and diluted), including non-cash share-based compensation expense of $423,000 taken in respect of SFAS 123R, as explained above. This compares to net income of $659,000, or $0.04 per ordinary share (basic and diluted) for the first nine months of 2006, which included a non-cash share-based compensation expense of $364,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for the first nine months of 2007 was $(8.2) million, or $(0.50) per ordinary share (basic and diluted). Net income for the first nine months of 2006, on a non-GAAP basis, was $1.0 million, or $0.06 per share (basic and diluted).

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “During the past two quarters, we have been carrying out activities designed to return the Company to profitability as quickly as possible, including a cost-cutting program on the one hand and a program for expanding our sales on the other hand. Though our sales for the third quarter were still low, we have succeeded in expanding our sales pipeline substantially and are now working to close a number of short-to-medium term opportunities. We have strengthened our distributor network, especially in the Far East. In addition, we are now adding a new dimension to our sales effort through the pursuit of strategic OEM partnerships with top-tier equipment vendors. We believe these strategic partnerships have the potential to significantly improve our access to opportunities that our current channels have been unable to afford us.”

Mr. Ripstein continued, “To accelerate our return to profitability, we have implemented a cost-cutting program, including a 23% reduction of the workforce and structural changes throughout the Company, a painful but necessary process. In making these cuts, we have been careful to maintain our strong sales- and customer-focuses. The program has already reduced our expenses, but we expect to realize its full benefits starting in the first quarter of 2008.

“With streamlined expenses, a strengthened customer focus, an expanded pipeline of sales opportunities and more effective sales channels, we are positioned to benefit fully from our clear product and technology advantage. We are working to return to profitability as quickly as possible and to realize the Company’s true potential.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, October 29th, 2007, at 9:00 AM EDT (15:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 407-2553

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0610

A replay of the call will be available after the call on October 29th until midnight November 5th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 456-0009

▪	From Israel (not toll free): 03-925-5929

▪	From other locations (not toll free): +972-3-925-5929

The conference call will also be accessible online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM
Ltd.Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007[a]	2006[b]	2007[c]	2006[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$3,011	$6,710	$8,618	$17,491
Cost of sales	1,412	2,045	4,190	5,364
Gross profit	1,599	4,665	4,428	12,127

Research and development, gross	1,794	1,825	5,622	5,008

Less - royalty-bearing participation	570	450	1,472	1,454

Research and development, net	1,224	1,375	4,150	3,554
Sales and marketing	2,184	2,321	7,313	6,794
General and administrative	609	520	1,837	1,465
Total operating expenses	4,017	4,216	13,300	11,813

Operating income (loss)	(2,418)	449	(8,872)	314
Financing income, net	54	121	237	345

Net income (loss)	(2,364)	570	(8,635)	659
Basic net earnings (loss) per ordinary share	$(0.14)	$0.04	$(0.53)	$0.04
Diluted net earnings (loss) per ordinary share	$(0.14)	$0.03	$(0.53)	$0.04
Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share	16,359,162	16,096,932	16,330,454	15,808,139
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per ordinary share	16,359,162	16,438,894	16,330,454	16,644,096

Note a: The Company’s results for the third quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $159,000 allocated as follows: $6,000 to cost of sales, $39,000 to research and development, $63,000 to sales and marketing and $51,000 to general and administrative.

Note b: The Company’s results for the third quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $131,000 allocated as follows: $5,000 to cost of sales, $29,000 to research and development, $50,000 to sales and marketing and $47,000 to general and administrative.

Note c: The Company’s results for the first nine months of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $423,000 allocated as follows: $12,000 to cost of sales, $84,000 to research and development, $156,000 to sales and marketing and $171,000 to general and administrative.

Note d: The Company’s results for the first nine months of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $364,000 allocated as follows: $11,000 to cost of sales, $81,000 to research and development, $141,000 to sales and marketing and $131,000 to general and administrative.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2007	December 31, 2006
	(unaudited)	( unaudited )
Current Assets
Cash and cash equivalents	3,067	2,007
Short term bank deposits	1,541	8,060
Trade receivables, net	6,608	10,591
Inventories	3,598	2,675
Other current assets	631	825
Total Current Assets	15,445	24,158

Assets held for severance benefits	2,478	2,187

Property and equipment, net	1,615	1,408

Total Assets	19,538	27,753

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,035	2,551
Current deferred revenue	1,912	1,534
Other payables and accrued expenses	4,673	4,290
Total Current Liabilities	8,620	8,375

Long-Term Liabilities
Long-term deferred revenue	276	1,109
Liability for employees’ severance pay benefits	3,257	2,896
Total Long-Term Liabilities	3,533	4,005

Total Liabilities	12,153	12,380

Shareholders' Equity
Share capital	122	120
Additional paid-in capital	48,187	47,542
Accumulated deficit	(40,924)	(32,289)
Total Shareholders' Equity	7,385	15,373

Total Liabilities and Shareholders' Equity	19,538	27,753